UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____April 12, 2006_______________

Date

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

NEWS RELEASE

$400,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

March 6, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) (TSX.V: ELN) is pleased to announce that further to its news release of February 1, 2006, the Company has now completed a non-brokered private placement of 1,600,000 units at a purchase price of $0.25 per unit for gross proceeds of $400,000.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company until February 28, 2008 at a price of $0.33 per Warrant Share.  An aggregate of 80,000 common shares has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on June 29, 2006.

About Bancroft Uranium

The Bancroft region of Ontario is renowned for its mineral resources and its history of uranium production, having supported four producing uranium mines for periods between 1956 and 1982.  El Nino’s objective is to use technological advances to further explore and delineate mineralization in this past producing region.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy, particularly in Eastern Europe.  The Company is also focusing on developing its Bancroft Uranium Project and is actively seeking joint venture partners to assist the company in developing its Bancroft projects.

On Behalf of the Board

Of Directors,

“Harry Barr”

Harry Barr

President & CEO

Further information: Toll Free 1.800.667.1870, Fax 604.685.8045

2303 West 41st Avenue, Vancouver, BC    V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

FOR IMMEDIATE RELEASE

News Release

$240,000 NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC – March 27, 2006.  El Nino Ventures Inc., (the “Company”) (TSX.V:ELN) wishes to announce a non-brokered private placement of up to 600,000 units at a purchase price of $0.40 per unit for gross proceeds of up to $240,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of one year from the Closing Date at a price of $0.50 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for working capital, acquisitions and new projects.

The foregoing is subject to regulatory approval.

On Behalf of the Board

Of Directors,

“Harry Barr”

Harry Barr

President

Further information: Toll Free 1.800.667.1870, Fax 604.685.8045

2303 West 41st Avenue, Vancouver, BC    V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

FOR IMMEDIATE RELEASE

News Release

March 29, 2006. Vancouver: El Nino Ventures Inc. wishes to announce that 1,588,642 incentive stock options have been granted to directors, officers, employees and consultants at an exercise price of $0.50 per common share for a period of five years.

The foregoing is subject to regulatory approval.

On Behalf of the Board

Of Directors,

“Harry Barr”

Harry Barr

President

Further information: Toll Free 1.800.667.1870, Fax 604.685.8045

2303 West 41st Avenue, Vancouver, BC    V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 6, 2006

Item 3: Press Release

A Press release dated and issued March 6, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. is please to announce that it has completed a $400,000 non-brokered private placement.

Item 5: Full Description of Material Change

March 6, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) (TSX.V: ELN) is pleased to announce that further to its news release of February 1, 2006, the Company has now completed a non-brokered private placement of 1,600,000 units at a purchase price of $0.25 per unit for gross proceeds of $400,000.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company until February 28, 2008 at a price of $0.33 per Warrant Share.  An aggregate of 80,000 common shares has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on June 29, 2006.

About Bancroft Uranium

The Bancroft region of Ontario is renowned for its mineral resources and its history of uranium production, having supported four producing uranium mines for periods between 1956 and 1982.  El Nino’s objective is to use technological advances to further explore and delineate mineralization in this past producing region.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy, particularly in Eastern Europe.  The Company is also focusing on developing its Bancroft Uranium Project and is actively seeking joint venture partners on to assist the company in developing its Bancroft projects.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 6, 2006__________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 27, 2006

Item 3: Press Release

A Press release dated and issued March 27, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. is please to announce a non-brokered private placement of up to $240,000.

Item 5: Full Description of Material Change

Vancouver, BC – March 27, 2006.  El Nino Ventures Inc., (the “Company”) (TSX.V:ELN) wishes to announce a non-brokered private placement of up to 600,000 units at a purchase price of $0.40 per unit for gross proceeds of up to $240,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of one year from the Closing Date at a price of $0.50 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for working capital, acquisitions and new projects.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 27, 2006_________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 29, 2006

Item 3: Press Release

A Press release dated and issued March 29, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. wishes to announce incentive stock options have been granted.

Item 5: Full Description of Material Change

March 29, 2006.  Vancouver:  El Nino Ventures Inc. wishes to announce that 1,588,642 incentive stock options have been granted to directors, officers, employees and consultants at an exercise price of $0.50 per common share for a period of five years.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 29, 2006_________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

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